Exhibit 99.1

Lucas GC Limited Announces 1H 2026 Financial Results:

Revenue at US$35.74 million with Increases in Gross Margin

NEW YORK, OCTOBER 7, 2026 (GLOBE NEWSWIRE) — Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (the “AI”) technology-driven Platform-as-a-Service (the “PaaS”) company, applying such technologies in human resources and insurance industry verticals today announced its financial results for 1H fiscal year of 2026.

1H 2026 Financial Highlights

●	Our revenue was RMB245.3 million (US$35.7 million) for the six months ended June 30, 2026, compared with RMB386.9 million for the six months ended June 30, 2025, representing a decrease of 36.6%.
●	We recorded a gross margin of 35.4% for the six months ended June 30, 2026, representing an increase of 1.7% compared with that of the six months ended June 30, 2025.
●	We recorded net income of RMB19.9 million (US$2.9 million) for the six months ended June 30, 2026, compared with RMB21.5 million for the six months ended June 30, 2025.
●	Our net income margin increased to 8.0% for the six months ended June 30, 2026, compared with 5.5% for the six months ended June 30, 2025.

Management Commentary

Howard Lee, Chief Executive Officer of Lucas, said “Our first-half performance highlights the success of our ongoing pivot from providing traditional service into higher value-added technology services. While macroeconomic headwinds in China and our strategic shift from lower-margin contracts impacted top-line revenue, our focus on higher-margin product lines and expansion delivered remarkable bottom-line expansion. In return, our gross margin expanded by 1.7% to 35.4%, while net income decreased slightly by 7.6% year-over-year to RMB19.9 million, with a net margin of 8.0%.”

Comparison of Interim Financial Results for the six months ended June 30, 2025 and 2026

The following table summarizes the results of our operations during the six months ended June 30, 2025 and 2026, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Period Ended June 30,					Variance
	2025		2026			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Total revenues	386,890	100.0	245,285	35,744	100.0	(141,605)	(36.6)
Cost of revenues	(256,355)	(66.3)	(158,392)	(23,081)	(64.6)	(97,963)	(38.2)
Gross profit	130,535	33.7	86,893	12,663	35.4	(43,642)	(33.4)
Operating expenses
Selling and marketing expenses	(30,562)	(7.9)	(19,204)	(2,798)	(7.8)	(11,358)	(37.2)
General and administrative expenses	(38,798)	(10.0)	(17,807)	(2,595)	(7.3)	(20,991)	(54.1)
Research and development expenses	(45,881)	(11.9)	(24,017)	(3,500)	(9.8)	(21,864)	(47.7)
Total operating expenses	(115,241)	(29.8)	(61,028)	(8,893)	(24.9)	(54,213)	(47.0)
Income from operations	15,294	3.9	25,865	3,770	10.5	10,571	69.1
Other income (expenses)
Financial expenses, net	(325)	(0.1)	(1,402)	(204)	(0.6)	1,077	331.4
Other (expenses) income, net	(89)	(0.0)	13	2	0.0	102	114.6
Total other expenses, net	(414)	(0.1)	(1,389)	(202)	(0.6)	975	235.5
Income before income tax benefit (expenses)	14,880	3.8	24,476	3,568	9.9	9,596	64.5
Income tax benefit (expenses)	6,613	1.7	(4,620)	(673)	(1.9)	(11,233)	(169.9)
Net income	21,493	5.5	19,856	2,895	8.0	(1,637)	(7.6)

Revenues

Our revenues decreased by approximately RMB141.6 million, or 36.6%, from RMB386.9 million for the six months ended June 30, 2025 to RMB245.3 million (US$35.7 million) for the six months ended June 30, 2026, primarily due to a decrease of revenues from outsourcing service. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Six Months Ended June 30,					Variance
	2025		2026			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Revenues:
Recruitment service	31,806	8.2	26,266	3,828	10.7	(5,540)	(17.4)
Outsourcing service	334,471	86.5	213,656	31,134	87.1	(120,815)	(36.1)
Others	20,613	5.3	5,363	782	2.2	(15,250)	(74.0)
Total revenues	386,890	100.0	245,285	35,744	100.0	(141,605)	(36.6)

Revenues from recruitment services decreased by RMB5.5 million, or 17.4%, from RMB31.8 million for the six months ended June 30, 2025 to RMB26.3 million (US$3.8 million) for the six months ended June 30, 2026. Broader macroeconomic headwinds led corporate customers to exercise caution regarding headcount growth, resulting in lower volume for traditional recruitment placements as clients increasingly favored outsourced workforce solutions.

Revenues from outsourcing services decreased by approximately RMB120.8 million, or 36.1%, from RMB334.5 million for the six months ended June 30, 2025 to RMB213.7 million (US$31.1 million) for the six months ended June 30, 2026. The decrease was primarily driven by a reduction in corporate customer demand, as customers exercised spending discipline and deferred investments in custom IT systems, process automation, and labor-optimization projects. To mitigate these top-line headwinds, management focused on optimizing our service mix by prioritizing toward higher-value technology solutions during the period.

Revenues from other services decreased by RMB15.3 million, or 74.0%, from RMB20.6 million for the six months ended June 30, 2025 to RMB5.4 million (US$0.8 million) for the six months ended June 30, 2026. The decrease was mainly due to softened demand for non-core information technology services as clients exercised budget discipline amid a challenging economic climate.

Cost of revenues

Our cost of revenues decreased by approximately RMB98.0 million, or 38.2%, from RMB256.4 million for the six months ended June 30, 2025 to RMB158.4 million (US$23.1 million) for the six months ended June 30, 2026, which was mainly due to the decrease in outsourcing service, which had higher cost. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total revenues, for the periods indicated.

	For the Six Months Ended June 30,					Variance
	2025		2026			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Cost of revenues:
Recruitment service	17,873	4.6	12,708	1,852	5.2	(5,165)	(28.9)
Outsourcing service	224,733	58.1	142,453	20,758	58.1	(82,280)	(36.6)
Others	13,749	3.6	3,231	471	1.3	(10,518)	(76.5)
Total cost of revenues	256,355	66.3	158,392	23,081	64.6	(97,963)	(38.2)

Cost related to recruitment services decreased by approximately RMB5.2 million, or 28.9%, from RMB17.9 million for the six months ended June 30, 2025 to RMB12.7 million (US$1.9 million) for the six months ended June 30, 2026, primarily due to the decrease of revenues in recruitment service.

Cost related to outsourcing services decreased by approximately RMB82.3 million, or 36.6%, from RMB224.7 million for the six months ended June 30, 2025 to RMB142.5 million (US$20.8 million) for the six months ended June 30, 2026, primarily attributable to the decline in active outsourcing project volume, which reduced direct operational expenditures, including fees paid to third-party partners.

Cost related to other services decreased by approximately RMB10.5 million, or 76.5%, from RMB13.7 million for the six months ended June 30, 2025 to RMB3.2 million (US$0.5 million) for the six months ended June 30, 2026, primarily in line with the decrease in other services.

Gross profits and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of their corresponding revenues for the periods indicated.

	For the Six Months Ended June 30,					Variance
	2025		2026			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Gross profits:
Recruitment service	13,933	3.6	13,558	1,976	5.5	(375)	(2.7)
Outsourcing service	109,738	28.4	71,203	10,376	29.0	(38,535)	(35.1)
Others	6,864	1.7	2,132	311	0.9	(4,732)	(68.9)
Total gross profits	130,535	33.7	86,893	12,663	35.4	(43,642)	(33.4)

As a result of the foregoing, we recorded a gross profit of RMB130.5 million and RMB86.9 million (US$12.7 million) for the six months ended June 30, 2025 and 2026, respectively. Moreover, our strategic transit from pursuing revenue scale expansion to driving value optimization through gross margin enhancement, attributable to slightly gross profit margin increase from 33.7% to 35.4% in 2025 and 2026, respectively.

Operating expenses

Our operating expenses decreased from RMB115.2 million for the six months ended June 30, 2025 to RMB61.0 million (US$8.9 million) for the six months ended June 30, 2026, representing a decrease of 47.0%, primarily due to the following:

General and administrative expenses

Our general and administrative expenses decreased by 54.1% from RMB38.8 million for the six months ended June 30, 2025 to RMB17.8 million (US$2.6 million) for the six months ended June 30, 2026, which was primarily due to the decrease of RMB22.6 million (US$3.3 million) in user support operation expenses, for which we were able to normalize support spending and optimizing administrative overhead.

Research and development expenses

Our research and development expenses decreased by 47.7% from RMB45.9 million for the six months ended June 30, 2025 to RMB24.0 million (US$3.5 million) for the six months ended June 30, 2026. This reduction was primarily attributable to engineering efficiencies gained from our prior-period platform investments, which reduced the need for major AI model updates during the period. We will continue allocating capital toward high-ROI technology initiatives to support long-term commercialization and margin expansion.

Selling and marketing expenses

Our selling and marketing expenses decreased by 37.2% from RMB30.6 million for the six months ended June 30, 2025 to RMB19.2 million (US$2.8 million) for the six months ended June 30, 2026, which was mainly due to our commercial strategy toward margin optimization and organic client retention. Leveraging strong recurring relationships with returning corporate customers allowed us to streamline customer acquisition expenditure while continuing to serve the high-value enterprise accounts that power our core outsourcing business.

Other income/(expenses), net

Total other expenses, net increased by 235.5% from RMB0.4 million for the six months ended June 30, 2025 to RMB1.4 million (US$0.2 million) for the six months ended June 30, 2026.

Financial expenses mainly consist of interest income and expenses, bank charges and exchange gain or loss. Our financial expenses, net increased from RMB0.3 million for the six months ended June 30, 2025 to RMB1.4 million (US$0.2 million) for the six months ended June 30, 2026 primarily due to the increased bank interest expenses from 1.0 million for the six months ended June 30, 2025 to 1.5 million for the six months ended June 30, 2026; and the increase is offset by the exchange gain, which decreased from 0.7 million for the six months ended June 30, 2025 to 0.07 million for the six months ended June 30, 2026.

Income tax benefits (expenses)

We recorded an income tax expense of RMB4.6 million (US$0.7 million) for the six months ended June 30, 2026, compared to an income tax benefit of RMB6.6 million for the six months ended June 30, 2025. This swing from a tax benefit to a tax expense was primarily attributable to the utilization of net operating loss carryforwards as profitability improved, alongside adjustments to recognized deferred tax assets associated with R&D tax credit incentives and prior-year loss carryforwards.

Net income

As a result of the foregoing, our net income decreased slightly by RMB1.6 million, from RMB21.5 million for the six months ended June 30, 2025 to RMB19.9 million (US$2.9 million) for the six months ended June 30, 2026.

Cash Flow

As of June 30, 2026, we had cash and cash equivalents of RMB10.4 million (US$1.5 million). The following table sets forth a summary of cash flows for the periods indicated:

	For the Six Months Ended June 30,			Variances
	2025	2026		Amount	Percentage
	RMB	RMB	US$	RMB	%
	(In thousands, except for percentages)
Net cash provided by operating activities	4,349	8,345	1,217	3,996	91.9
Net cash used in investing activities	(68,789)	(309,602)	(45,116)	240,813	350.1
Net cash provided by financing activities	63,368	284,824	41,505	221,456	349.5
Effect of exchange rate changes on cash and cash equivalents	(507)	(3,455)	(405)	2,948	581.5
Net decrease in cash and cash equivalents	(1,579)	(19,888)	(2,799)	18,309	1,159.5
Cash and cash equivalents at the beginning of period	31,661	30,305	4,334	(1,356)	(4.3)
Cash and cash equivalents at the end of period	30,082	10,417	1,535	(19,665)	(65.4)

Cash flows from operating activities

For the six months ended June 30, 2026, our net cash provided by operating activities was RMB8.3 million (US$1.2 million), which was primarily attributable to (i) net income of RMB19.9 million (US$2.9 million), primarily adjusted for depreciation of software and equipment of RMB9.8 million (US$1.4 million) and provision of expected credit losses of RMB3.2 million; (ii) an increase in advances to suppliers of RMB44.5 million (US$6.5 million), primarily due to increased upfront payments made to secure critical capacity and vendor resources for ongoing IT outsourcing deployments; (iii) an increase in accounts receivable of RMB76.9 million (US$11.2 million), primarily driven by a concentration of project completions and customer billings toward the end of the second quarter for which collections remain outstanding; (iv) an increase in accounts payable of RMB74.9 million (US$10.9 million) due to the timing of vendor settlements near the end of the interim period; and (v) an increase in contract liabilities of RMB17.3 million (US$2.5 million) due to the additional cash prepayments collected from customers in advance of product delivery and milestone completions.

For the six months ended June 30, 2025, our net cash provided by operating activities was RMB4.3 million, which was primarily attributable to (i) net income of RMB21.5 million, primarily adjusted for depreciation of software and equipment of RMB5.7 million and provision of expected credit losses of RMB3.2 million; (ii) an increase in prepaid expenses and other current assets of RMB5.0 million; (iii) an increase in deferred tax assets of RMB6.6 million, driven by expanded R&D expenditure and tax loss carryforwards; and offset by (iv) a decrease in accounts receivable of RMB10.7 million, reflecting cash collections from clients on outstanding balances during the period; (v) a decrease in accounts payable of RMB18.7 million, resulting from the timely settlement and payment of outstanding vendor balances; and (vi) a decrease in contract liabilities of RMB8.1 million, primarily due to the recognition of unearned revenue as performance obligations were fulfilled for advance customer prepayments.

Investing activities

For the six months ended June 30, 2026, our net cash used in investing activities was RMB309.6 million (US$45.1 million), which was primarily due to (i) purchase of software and equipment of RMB6.6 million (US$1.0 million); (ii) purchase of research development of RMB23.6 million (US$3.4 million); and (iii) deposits for investment in partnership entities of RMB279.4 million (US$40.7 million).

For the six months ended June 30, 2025, our net cash used in investing activities was RMB68.8 million, which was primarily due to (i) purchase of software and equipment of RMB29.5 million; (ii) purchase of research development of RMB19.2 million; and (iii) deposits for investment in partnership entities of RMB21.5 million.

Financing activities

For the six months ended June 30, 2026, our net cash provided by financing activities was RMB284.8 million (US$41.5 million), which was primarily attributable to (i) proceeds from short-term borrowings of RMB47.0 million (US$6.8 million); (ii) sale of ordinary shares through private placement of RMB280.0 million (US$40.8 million); and offset by (iii) repayment of short-term borrowing of RMB44.0 million (US$6.4 million).

For the six months ended June 30, 2025, our net cash provided by financing activities was RMB63.4 million, which was primarily attributable to (i) proceeds from short-term borrowings of RMB55.0 million; (ii) sale of public shares through public offering of RMB43.6 million; offset by (iii) repayment of short-term borrowing of RMB31.7 million; (iv) payments of offering costs related to follow-on offering of RMB1.3 million; and (v) repayment to a related party of RMB2.3 million.

About Lucas GC Limited

With 24 granted U.S. and Chinese patents and over 75 registered software copyrights in AI, data analytics and blockchain technologies, Lucas GC Limited is an AI technology-driven PaaS company, applying such technologies in human resources and insurance industry verticals. For more information, please visit: www.lucasgc.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions. Any forward-looking statements contained in this press release speak only as of the date hereof, and Lucas GC Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For Investor Inquiries and Media Contact:

https://www.lucasgc.com/

ir@lucasgc.com

T: 818-741-0923

LUCAS GC LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
	(Audited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	30,305	10,417	1,535
Short-term investments	4,813	4,780	704
Accounts receivable, net	30,730	104,415	15,389
Advance to suppliers, net	156,289	200,760	29,589
Deferred offering costs	104	104	15
Prepaid expenses and other current assets	3,010	4,125	608
Total current assets	225,251	324,601	47,840

Non-current assets

Software and equipment, net	154,125	150,941	22,246
Development expenditures	34,816	58,400	8,607
Operating lease right-of-use assets, net	124	186	27
Deferred tax assets, net	19,800	15,179	2,237
Deposits for investment in partnership entities	19,721	299,134	44,088
Total non-current assets	228,586	523,840	77,205

TOTAL ASSETS	453,837	848,441	125,045

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	94,861	97,861	14,423
Accounts payable	35,530	110,453	16,279
Contract liabilities	2,764	20,026	2,952
Income tax payable	55	54	8
Amounts due to related parties	5,547	7,371	1,086
Operating lease liabilities, current	-	105	15
Accrued expenses and other current liabilities	977	1,992	292
Total current liabilities	139,734	237,862	35,055

Operating lease liabilities, non-current	-	81	12
Total non-current liability	-	81	12
TOTAL LIABILITIES	139,734	237,943	35,067

Shareholders’ equity
Class A Ordinary shares (US$0.0002 par value; 235,000,000 shares authorized as of December 31, 2025 and June 30, 2026; 2,792,810 shares issued and 2,790,404 shares outstanding as of December 31, 2025 and 42,792,810 shares issued and 42,790,404 shares outstanding as of June 30, 2026)	3	57	8
Class B Ordinary Shares (US$0.0002 par value; 15,000,000 shares authorized as of December 31, 2025 and June 30, 2026; nil shares issued and outstanding as of December 31, 2025 and June 30, 2026)	-	-	-
Subscription receivables	(3)	(3)	-
Treasury Stock	(856)	(856)	(126)
Additional paid-in capital	182,968	462,914	68,226
Statutory reserve	25,836	25,836	3,808
Retained earnings	104,335	124,044	18,282
Accumulated other comprehensive loss	(998)	(4,459)	(657)
Total Lucas GC Limited shareholders’ equity	311,285	607,533	89,541
Non-controlling interests	2,818	2,965	437
Total shareholders’ equity	314,103	610,498	89,978

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	453,837	848,441	125,045

LUCAS GC LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)
Revenues
Recruitment service	31,806	26,266	3,828
Outsourcing service	334,471	213,656	31,134
Others	20,613	5,363	782
Total revenues	386,890	245,285	35,744
Cost of revenues	(256,355)	(158,392)	(23,081)
Gross profit	130,535	86,893	12,663

Operating expenses
Selling and marketing expenses	(30,562)	(19,204)	(2,798)
General and administrative expenses	(38,798)	(17,807)	(2,595)
Research and development expenses	(45,881)	(24,017)	(3,500)
Total operating expenses	(115,241)	(61,028)	(8,893)

Income from operations	15,294	25,865	3,770

Other expenses
Financial expenses net	(325)	(1,402)	(204)
Other (expenses) income, net	(89)	13	2
Total other expenses, net	(414)	(1,389)	(202)

Income before income tax benefit (expenses)	14,880	24,476	3,568
Income tax benefit (expenses)	6,613	(4,620)	(673)
Net income	21,493	19,856	2,895
Less: net income attributable to non-controlling interests	(159)	(147)	(21)
Net income attributable to Lucas GC Limited’s ordinary shareholders	21,334	19,709	2,874

Net income	21,493	19,856	2,895
Other comprehensive income:
Foreign currency translation difference, net of tax	(506)	(3,461)	(504)
Total comprehensive income	20,987	16,395	2,391
Less: total comprehensive income attributable to non-controlling interests	(159)	(147)	(21)
Comprehensive income attributable to Lucas GC Limited	20,828	16,248	2,370

Earnings per share for Class A and Class B ordinary shares:
Basic	10.55	0.58	0.08
Diluted	10.55	0.58	0.08

Weighted average number of Class A and Class B ordinary shares outstanding used in calculating basic and diluted earnings per share:
Basic	2,022,399	34,171,619	34,171,619
Diluted	2,022,399	34,171,619	34,171,619

LUCAS GC LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares		Treasury Stock		Subscription	Additional paid-in	Statutory	Accumulated (deficit)/Retained	Accumulated other comprehensive (loss)/	Total Lucas GC Limited shareholders’	Non- controlling	Total shareholders’
	Share	Amount	Share	Amount	receivables	capital	reserve	earnings	income	equity	interests	equity
Balance as of December 31, 2024	1,986,677	3	2,406	(856)	(3)	142,828	23,271	97,118	472	262,833	2,745	265,578
Net income	-	-	-	-	-	-	-	21,334	-	21,334	159	21,493
Sale of public shares through public offering, net of offering cost	803,750	-	-	-	-	40,140	-	-	-	40,140	-	40,140
Foreign currency translation	-	-	-	-	-	-	-	-	(506)	(506)	-	(506)
Balance as of June 30, 2025	2,790,427	3	2,406	(856)	(3)	182,968	23,271	118,452	(34)	323,801	2,904	326,705

Balance as of December 31, 2025	2,790,404	3	2,406	(856)	(3)	182,968	25,836	104,335	(998)	311,285	2,818	314,103
Net income	-	-	-	-	-	-	-	19,709	-	19,709	147	19,856
Sale of ordinary shares through private placement	40,000,000	54	-	-	-	279,946	-	-	-	280,000	-	280,000
Foreign currency translation	-	-	-	-	-	-	-	-	(3,461)	(3,461)	-	(3,461)
Balance as of June 30, 2026	42,790,404	57	2,406	(856)	(3)	462,914	25,836	124,044	(4,459)	607,533	2,965	610,498

*The shares and per share information are presented on a retroactive basis to reflect the reorganization, the stock consolidation on October 13, 2025 and the dual-class share structure.

LUCAS GC LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	21,493	19,856	2,895
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,691	9,787	1,426
Amortization of right-of-use assets	207	26	4
Allowance for expected credit losses	3,162	3,228	470
Fair value (gains) losses on short-term investments	(18)	33	5
Changes in operating assets and liabilities:
Accounts receivable	10,671	(76,913)	(11,208)
Advance to suppliers, net	1,238	(44,471)	(6,480)
Prepaid expenses and other current assets	(4,976)	(1,115)	(162)
Deferred tax assets, net	(6,613)	4,620	673
Accounts payable	(18,674)	74,923	10,918
Contract liabilities	(8,063)	17,261	2,515
Income tax payables	-	(1)	-
Operating lease liabilities	(254)	99	14
Accrued expenses and other current liabilities	485	1,012	147
Net cash provided by operating activities	4,349	8,345	1,217

Cash flows from investing activities:
Purchases of software and equipment	(29,494)	(6,604)	(962)
Addition to development expenditures	(19,200)	(23,585)	(3,437)
Maturities of short-term investments	1,396	-	-
Deposits for investment in partnership entities	(21,491)	(279,413)	(40,717)
Net cash used in investing activities	(68,789)	(309,602)	(45,116)

Cash flows from financing activities:
Proceeds from short-term borrowings	55,000	47,000	6,849
Repayments of short-term borrowings	(31,670)	(44,000)	(6,412)
Payments of offering costs related to followed-on offering	(1,306)	-	-
Repayments to a related party	(2,300)	-	-
Advance from a related party	-	1,824	266
Sale of public shares through public offering	43,644	-	-
Sale of ordinary shares through private placement	-	280,000	40,802
Net cash provided by financing activities	63,368	284,824	41,505

Effect of exchange rate changes on cash and cash equivalents	(507)	(3,455)	(405)

Net decrease in cash and cash equivalents	(1,579)	(19,888)	(2,799)
Cash and cash equivalents at the beginning of period	31,661	30,305	4,334
Cash and cash equivalents at the end of period	30,082	10,417	1,535

Supplemental disclosure of cash flow information:
Income tax paid	159	-	-
Interest paid	1,014	1,482	216

Supplemental disclosure of non-cash flow information:
Obtaining right-of-use assets in exchange for lease liability	-	211	31